Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hudson Pacific Properties, Inc. for the registration of 134,529,147 shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2025, with respect to the consolidated financial statements of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P., and the effectiveness of internal control over financial reporting of Hudson Pacific Properties, Inc., included in its Annual Report (Form 10-K) of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
July 14, 2025